

June 16, 2009

Mr. Alton D. Heckaman, Jr.
Executive Vice President and Chief Financial Officer
Swift Energy Company
16825 Northchase Drive, Suite 400
Houston, TX 77060

>   **Re: Swift Energy Company**
>   **Form S-3 Filed May 19, 2009**
>   **File No. 333-159341**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed February 27, 2009**
>   **Schedule 14A Filed April 1, 2009**
>   **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
>   **Filed May 7, 2009**
>   **File No. 1-08754**

Dear Mr. Heckaman:

We have reviewed your filings and have the following comments. With regard to the Form S-3 filing, we have limited our review of your filing to those issues we have addressed in our comments.   Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3 filed May 19, 2009

General

1.   We will not be in a position to consider a request for accelerated effectiveness of the Form S-3 until all outstanding issues, including any comments relating to disclosure in the Form 10-K for the fiscal year ended December 31, 2008, the Schedule 14A filed April 1, 2009, and the Form 10-Q for the fiscal quarter ended March 31, 2009, have been resolved.

Exhibit 5 – Legality Opinion

2.   Counsel states that the "foregoing opinions are limited to the Texas Business Corporation Act and the federal laws of the United States of America." The opinion should make clear that the opinion encompasses the applicable statutory provisions, the rules and regulations underlying the provisions, and applicable judicial and regulatory determinations.

3.   Also, we note your statement at page 12 of the Form S-3 that "The Indentures and the Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York." Please obtain and file a legality opinion that covers the New York law issues applicable to the Indentures and the Debt Securities and that gives effect to comment 2, above.

4.   Please revise the Form S-3 exhibit list to make clear that you have filed a signed opinion of counsel, rather than merely a "form of" opinion.

5.   Each time that you do a takedown of any of the securities from this shelf registration, you must file a "clean" opinion of counsel as an exhibit for any securities you are taking down. Please confirm that you will file the appropriate clean opinions.

Form 10-K for the Fiscal Year Ended December 31, 2008

Properties, page 7

6.   Please clarify why you believe that it is useful to exclude asset retirement obligations from your PV-10 non-GAAP measure. In this respect, we note that you will have to settle your asset retirement obligations in cash and the settlements would appear to be on a recurring basis. If after reconsideration, you determine that excluding asset retirement obligations from your PV-10 non-GAAP measure does not result in a useful presentation of your measure, please revise to include these costs in future uses of this measure. If you do believe that it is useful exclude asset retirement obligations and can demonstrate the

usefulness, please add disclosure on page 12 to clarify that your PV-10 non-GAAP measure may be calculated differently than this measure is calculated by other companies. Also clarify in your glossary on page 25 that asset retirement obligations are omitted from your calculation of PV-10.

Risk Factors, page 19

7.   Eliminate the suggestion that other material risks may be scattered throughout the filing. Instead, ensure that you include in this section all – rather than "some" -- material risks.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 30

8.   We note your disclosure which states that you have limited your drilling activities in your reduced 2009 capital expenditures budget. Please explain how the reduction in your development budget has impacted your assessment of your proved undeveloped reserves as of December 31, 2008. Please explain to us whether there are any development projects that you have postponed as a result of the budget reduction and how you have determined that the reserves will still be recovered with reasonable certainty. For example, we note that you have limited capital activity planned for the fields in Central Louisiana/East Texas region in fiscal year 2009. Please explain how you have evaluated the existing economic conditions in place at December 31, 2008 and the fact that the wells will not be developed in 2009 when concluding that they contain proved undeveloped reserves.

Contractual Commitments and Obligations, page 40

9.   In a separately captioned section, disclose whether or not you have any off-balance sheet arrangements requiring disclosure pursuant to Item 303(a)(4) of Regulation S-K.

Critical Accounting Policies…, page 41

10.   Please revise this section to include disclosure about critical accounting estimates or assumptions where the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and the impact of the estimates and assumptions on financial condition or operating performance is material. Please refer to Financial Reporting Codification Section 501.14. Note

that such disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. Your disclosure should provide, with regard to each critical accounting estimate or assumption:

(a) An analysis of the uncertainties involved in applying the principle and the variability that is reasonably likely to result from its application.

(b) An analysis of how you arrive at the measures and how accurate the estimates or underlying assumptions have been in the past.

(c) An analysis of your specific sensitivity to change based on outcomes that are reasonably likely to occur and have a material effect.

Consolidated Statements of Income, page 49

11. Where one or more periods presented reflect that you have incurred net losses, please use the title "statements of operations," in lieu of "statements of income."

New Accounting Pronouncements, page 57

12. Please remove disclosure from this section and elsewhere in your filing(s) that implies that Release 33-8995 includes specific requirements with regard to the measure "PV-10." "PV-10" is a non-GAAP measure not specifically discussed in Release 33-8995.

Controls and Procedures, page 78

13. We note your statement that "The Company's chief executive officer and chief financial officer have … concluded that such disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to the Company required under the Exchange Act to be disclosed in this report [emphasis added]." Please revise this disclosure either by removing the underlined language or by enhancing it to cover fully the definition of disclosure controls and procedures as set forth in Exchange Act Rule 13a-15(e).

Schedule 14A Filed April 1, 2009

14.   Please confirm in writing that you will comply with the following comments in all
        future filings. Provide us also with an example of the disclosure you intend to use
        in each case. After our review of your responses, we may raise additional
        comments.

Compensation Discussion and Analysis, page 16

15.   You discuss the nature of various performance metrics with regard to annual cash
        bonuses and long-term equity incentives, but you do not disclose the specific
        numbers for quantitative performance metrics. Please revise to disclose all
        qualitative and quantitative performance goals, including specific numbers for
        quantitative performance metrics. See Items 402(b)(2)(v)-(vi) and Instruction 2
        to Item 402(b) of Regulation S-K, as well as Compliance and Disclosure
        Interpretation Question 118.04.[1]

        To the extent that you believe that disclosure of the goals would result in
        competitive harm such that they could be excluded properly under Instruction 4 to
        Item 402(b) of Regulation S-K, provide on a supplemental basis a detailed
        explanation supporting your conclusion. To the extent that disclosure of the
        qualitative or quantitative performance goals would cause competitive harm, you
        are required to discuss how difficult it was or will be to achieve the goals. Please
        see Instruction 4 to Item 402(b) of Regulation S-K.

Long-Term Equity Incentives, page 21

16.   We note your discussion of "incentive targets" for long-term equity awards. Your
        discussion on pages 22 to 23 appears to indicate that the amount or value of long-
        term equity awards is based upon performance criteria. However, it is unclear
        from this discussion and from the discussion of Section 162(m) of the "Code" on
        page 26 whether your restricted stock awards are intended to comply with the
        requirements for qualified performance-based compensation. Please clarify this
        issue in your discussion of long-term equity incentives and in your discussion of
        Section 162(m). Among other things, please clarify whether the vesting criteria
        for the restricted stock awards are performance-based, time-based, or both, and
        the reasons for the vesting criteria.

---

[1]Available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Summary Compensation Table, page 28

17.   Please consider whether the amounts reported in the "Bonus" column for 2006
        and 2007 and, for Mr. Mitchell, for 2008, belong in the "Bonus" column or in the
        "Non-Equity Incentive Plan Compensation" column. In this regard, please
        consult the definitions of "incentive plan" and "non-equity incentive plan" found
        in Item 402(a)(6)(iii) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Disclosure Controls and Procedures, page 33

18.   Please make corresponding revisions as appropriate to give effect to the related
        comment regarding the Form 10-K, above.

Closing Comments

        As appropriate, please amend your Form S-3 filing and respond to our other
comments within 10 business days or tell us when you will provide us with a response.
You may wish to provide us with marked copies to expedite our review. Please furnish a
cover letter that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that
we may have additional comments after reviewing your amendment and responses to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United

States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sandra Eisen at (202) 551-3864 or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact Norman Gholson, Attorney-Advisor, at (202) 551-3237 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: C. White
      S. Eisen
      T. Levenberg
      N. Gholson
      Mr. Donald W. Brodsky, Esq. – Baker Hostetler (facsimile: 713-751-1717)